

Mail Stop 3030

April 12, 2018

<u>Via E-mail</u>
Christian E. Rothe
Chief Financial Officer and Treasurer
Graco Inc.
88 -11<sup>th</sup> Avenue Northeast
Minneapolis, MN  55413

>       **Re:    Graco Inc.**
>               **Form 10-K for the Fiscal Year Ended December 29, 2017**
>               **Filed February 20, 2018**
>               **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 29, 2017**
>               **Filed March 2, 2018**
>               **File No.  001-09249**

Dear Mr. Rothe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 29, 2017</u>

1.      Please file an amendment to your Form 10-K that includes the entire filing.  Refer to Compliance & Disclosure Interpretation No. 246.14 on Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kristin Lochhead, Senior Accountant, at (202) 551-3664 if you have questions.  You may also reach me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery